Exhibit 99.1

News Release
www.srtelecom.com

Source:	MaisonBrison/BarnesMcInerney
SR Telecom	Capital Market Communications
William E. Aziz, Interim President and CEO	Rick Leckner
Tel.: (514) 335-2429 Ext. 4613	Tel.: (514) 731-0000

SR Telecom Announces $50 Million Private Placement and Conversion of 10% Convertible Secured Debentures
New Capital Structure a Sign of Confidence

Montreal, Quebec, January 24, 2006 - SR Telecom Inc. (TSX: SRX), today announced that it has agreed to issue by way of private placement $50 million of common shares to certain existing lenders and debenture holders (the “Purchasers”), including certain funds and accounts managed by DDJ Capital Management, LLC. The Company also announced that, in conjunction with the private placement, the Purchasers have each agreed to convert their respective holdings of SR Telecom 10% Secured Convertible Debentures (the “Convertible Debentures”), into common shares. These transactions are expected to close on or about February 1, 2006. The proceeds of the private placement will be used by the Company to fund its current working capital requirements. These transactions will significantly de-leverage the Company’s balance sheet.

“This is a clear and strong endorsement of the technology and business plans we have developed for SR Telecom. Our advanced WiMAX and pre-WiMAX technologies will now be available to major existing and potential customers from a business that is viable, stable, and has an appropriate capital structure,” said William Aziz, Interim President and CEO.

Lionel Hurtubise, Chairman of the Board of Directors, stated, “The infusion of C$50 million of new capital and the conversion of C$58 million principal amount of Convertible Debentures into common shares will enable the Company to fund its turnaround and pursue new growth opportunities.”

SR Telecom will issue 333,333,333 common shares to the Purchasers at a price of $0.15 per share, representing a discount to the average market price of the common shares over the five trading days preceding the date hereof of 21.1%.  The issuance of the common shares represents a dilution of approximately 49%, taking into account the conversion of all outstanding 10% Convertible Debentures. At closing the terms of the Convertible Debentures will be amended to remove certain restrictive covenants. As the Purchasers already own a significant number of the Company’s common shares and Convertible Debentures, the transaction is not expected to materially affect the control of the Company.

The private placement is conditional upon the conversion of the Convertible Debentures referred to above at the previously agreed conversion price of approximately $0.217, as well as other customary conditions. This conversion will result in approximately C$58 million principal amount of the Convertible Debentures, representing 89% of the total outstanding, being converted into approximately 280 million common shares. The obligations of the Purchasers may also be terminated at their discretion on the basis of their assessment of the state of the markets and upon the occurrence of certain stated events.

In addition, the Company will extend the opportunity to subscribe to common shares at the same price as the Purchasers to all holders of Convertible Debentures that are eligible under applicable securities legislation for a period of approximately 15 business days on the condition that they convert their Convertible Debentures. Such additional investments could result in the issuance of up to 41 million additional common shares for additional gross proceeds to the Company of up to C$6 million.

Certain funds and accounts managed or advised by DDJ Capital Management, LLC hold 15,789,217 common shares (representing 24.0% of the Company’s outstanding common shares) and certain funds and accounts managed or advised by Greywolf Capital Management, L.P. hold 8,185,986 common shares (representing 12.5% of the Company’s outstanding common shares) and are each considered insiders of the Company as such funds and accounts hold more than 10% of the Company’s common shares. Following the conversion of the Convertible Debentures and the additional subscription of 141,356,217 shares by funds or accounts managed or advised by DDJ and 73,205,769 shares by funds or accounts managed or advised by Greywolf, such entities will hold 262,337,317 common shares and 135,928,923 common shares, representing 38.6% and 19.99% respectively of the Company’s outstanding common shares, after giving effect to the conversion of the Convertible Debentures by, and the issuance of common shares to, the Purchasers under the private placement.

As the number of common shares to be issued pursuant to the private placement exceeds the number of securities issuable under the rules of the Toronto Stock Exchange without shareholder approval, the Company has requested that the TSX provide an exemption from the requirement to seek shareholder approval, as required pursuant to Section 607(g) of the TSX Company Manual, pursuant to Section 604(e) of the TSX Company Manual on the basis of its financial hardship. In addition, due to the participation of insiders, the transaction is a related party transaction for the purposes of OSC Rule 61-501 and Quebec Regulation Q-27 and the Company is relying on exemptions from the valuation and minority approval requirements of OSC Rule 61-501 and Quebec Regulation Q-27 based on a determination of financial hardship.

A Special Committee of the Board composed of directors that are free from any interest in the transaction and are unrelated to any of the parties involved in the proposed private placement has been established in respect of the transaction. The Special Committee retained Genuity Capital Markets to act as its financial advisor. The Special Committee has recommended the proposed private placement and, based on this recommendation, the Board has determined that SR Telecom is in serious financial difficulty, that the transaction is designed to improve its financial situation and are reasonable in the circumstances, and has endorsed this recommendation and approved the transactions. A material change report will be filed less than 21 days before the closing date of the transaction. This shorter period is reasonable and necessary in the circumstances as the Company wishes to complete the private placement in a timely manner in light of the foregoing determination.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States in the absence of registration or an exemption from registration. Any public offering in the United States will be made by means of a prospectus that may be obtained from the Company, and that will contain detailed information about the Company and management, as well as financial statements.

About SR Telecom
SR TELECOM designs, builds and deploys versatile, field-proven Broadband Fixed Wireless Access solutions. SR Telecom products are used by large telephone and Internet service providers to supply broadband data and carrier-class voice services to end-users in both urban and remote areas around the globe. With its principal offices in Montreal, Mexico City and Bangkok, SR Telecom products have been deployed in over 110 countries, connecting nearly two million people.

With its widely deployed symmetry WiMAX-ready solution, SR Telecom provides bridge technology to future high-speed solutions for voice, data and entertainment providers.

SR Telecom is a principal member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies. For more information, visit www.srtelecom.com.

About Genuity Capital Markets
Genuity Capital Markets is an independent investment dealer providing corporate, institutional and government clients with a range of financial services including, mergers and acquisitions and restructuring advisory, capital raising, institutional sales and trading and equity research through offices in Toronto, Montreal, Calgary, Vancouver, and Boston. Genuity is a Participating Organization of the Toronto and TSX Venture exchanges and is a member of the Investment Dealers Association of Canada and the Canadian Investor Protection Fund. Genuity Capital Markets USA Corp., a wholly-owned subsidiary, is a member of the National Association of Securities Dealers (NASD) and of the Securities Investor Protection Corporation (SIPC).

FORWARD-LOOKING STATEMENTS
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR Telecom and symmetry are trademarks of SR Telecom Inc. All rights reserved 2006. All other trademarks are property of their owners.